                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                         VSUS TECHNOLOGIES INCORPORATED
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   92909G-10 3
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                                 (CUSIP Number)

                             Jeffrey A. Rinde, Esq.
                               Bondy & Schloss LLP
                         60 East 42nd Street, 37th Floor
                               New York, NY 10165
                                 (212) 661-3535
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 28, 2005
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             (Date Of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 92909G-10 3

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     1.   Names of Reporting Persons. Amiram Ofir
          I.R.S. Identification Nos. of above persons (entities only).

          ----------------------------------------------------------------------

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     2.   Check the appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]

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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions) SC

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)_____

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     6.   Citizenship or Place of Organization    Israel

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                 7.  Sole Voting Power    1,183,750
  Number of    -----------------------------------------------------------------
    Shares
 Beneficially    8.  Shared Voting Power  0
Owned by Each  -----------------------------------------------------------------
  Reporting
 Person With     9.  Sole Dispositive Power  1,183,750
               -----------------------------------------------------------------

                 10. Shared Dispositive Power  0
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,183,750

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

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     13.  Percent of Class represented by Amount in Row (11)   8.7%

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     14.  Type of Reporting Person (See Instructions)
                 IN
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CUSIP No. 92909G-10 3

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     1.   Names of Reporting Persons.   Hannah Ofir
          I.R.S. Identification Nos. of above persons (entities only).

          ----------------------------------------------------------------------

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     2.   Check the appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]

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     3.   SEC Use Only _________________________________________________________

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     4.   Source of Funds (See Instructions)   SC

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)______

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     6.   Citizenship or Place of Organization     Israel

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                 7.  Sole Voting Power    0
               -----------------------------------------------------------------
  Number of
    Shares       8.  Shared Voting Power   0
 Beneficially  -----------------------------------------------------------------
Owned by Each
  Reporting      9.  Sole Dispositive Power  0
 Person With   -----------------------------------------------------------------

                 10. Shared Dispositive Power  0
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person   0

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) ______

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     13.  Percent of Class represented by Amount in Row (11)   0.0%

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     14.  Type of Reporting Person (See Instructions)
                  IN
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
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CUSIP No. 92909G-10 3

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     1.   Names of Reporting Persons.       Ofir Holding Limited
          I.R.S. Identification Nos. of above persons (entities only).

          ----------------------------------------------------------------------

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     2.   Check the appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]

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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions)  SC

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) ______

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     6.   Citizenship or Place of Organization      British Virgin Islands

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                 7.  Sole Voting Power    0
  Number of    -----------------------------------------------------------------
    Shares
 Beneficially    8.  Shared Voting Power   0
Owned by Each  -----------------------------------------------------------------
  Reporting
 Person With     9.  Sole Dispositive Power  0
               -----------------------------------------------------------------

                 10. Shared Dispositive Power  0
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 0

--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

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     13.  Percent of Class represented by Amount in Row (11) 0.0%

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     14.  Type of Reporting Person (See Instructions)
                 CO
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
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THIS AMENDMENT NO. 1 AMENDS A STATEMENT ON SCHEDULE 13D (THE "STATEMENT"), DATED
APRIL 26, 2004. ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS
PROVIDED IN THE STATEMENT. ITEMS 1, 2, 3, 4, 5 AND 7 OF THE STATEMENT ARE
AMENDED TO READ IN THEIR ENTIRETY AS FOLLOWS:

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to shares of common stock, $0.001 par value (the
"Common Stock"), of VSUS Technologies Incorporated (the "Issuer"). The address of the principal executive office of the Issuer is 444 Madison Avenue, 24th
Floor, New York, New York 10022.

         The Issuer is the successor consolidated entity formed by a merger of
Formula Footwear, Inc., a Nevada corporation, with and into its wholly-owned subsidiary, VSUS Technologies Incorporated, a Delaware corporation, effective as of June 9, 2004.

ITEM 2. IDENTITY AND BACKGROUND

         (a) This Statement is filed by Mr. Amiram Ofir ("Mr. Ofir"), Mrs.
Hannah Ofir ("Mrs. Ofir") and Ofir Holding Limited, a corporation organized under the laws of the British Virgin Islands, which is controlled by Mr. Ofir and Mrs. Ofir ("Ofir Holding", and together with Mr. Ofir and Mrs. Ofir, the
"Reporting Persons"). By their signatures on this Statement, the Reporting
Persons agree that this Statement is filed on their behalf.

         The Reporting Persons are filing this Statement pursuant to Rule
13d-1(a) under the Exchange Act of 1934, as amended (the "Act"), on their own behalf and not on behalf of any other party. Information with respect to the
Reporting Persons is given solely by such Reporting Persons.

         (b) Mr. Ofir's business address is 6 Karmon Street, Jerusalem, Israel
96308. Mrs. Ofir's business address is 6 Karmon Street, Jerusalem, Israel 96308.
Ofir Holding's business address is 6 Karmon Street, Jerusalem, Israel 96308.

         (c) Prior to January 28, 2005, Mr. Ofir was the Chief Executive Officer
and a director of the Issuer. Mr. Ofir is currently the President and a director of ViVaVu Systems, Ltd. ("ViVaVu"), a software company he founded. Prior to
January 28, 2005, Mrs. Ofir was the Secretary of the Issuer. Mrs. Ofir is
currently the Secretary of ViVaVu. Ofir Holding is a holding company, controlled by Mr. Ofir and Mrs. Ofir.

         (d) The Reporting Persons have not within the last five years been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Ofir and Mrs. Ofir are citizens of the State of Israel. Ofir
Holding is a corporation organized under the laws of the British Virgin Islands.

         As a result of the transactions reported in this Statement, Mrs. Ofir and Ofir Holding are no longer subject to the reporting requirements of Rule
13d-1(a) of the Act.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As mentioned in Item 1 above, the Issuer is the successor consolidated entity formed by the Merger between Formula and VSUS. At the effective time of the Merger, among other things, (a) Ofir Holding acquired 4,389,000 shares of
Common Stock of the Issuer, and (b) Mr. Ofir and Mrs. Ofir jointly acquired
649,000 shares of Common Stock of the Issuer (collectively, the "Ofir Shares"), when the shares of VSUS were exchanged for shares of Formula on a one-for-one basis.

         In addition, at the effective time of the Merger, each option to purchase shares of VSUS's common stock was converted into the right to receive, upon exercise of such option, an equal number of shares of the Issuer's Common
Stock. As a result, Mr. Ofir's options to purchase (i) 1,750,000 shares of common stock of VSUS, at an exercise price of $.01 per share, which were granted to Mr. Ofir on January 1, 2003 (the "2003 Options"), and (ii) 90,000 shares of common stock of VSUS, at an exercise price of $.001 per share, which were granted to Mr. Ofir on February 1, 2004 (the "2004 Options"), were converted into an equal number of options to purchase shares of Common Stock of the
Issuer.

         The 2003 Options vested as to 218,750 shares of Common Stock on each of
January 1, 2004, March 31, 2004, June 30, 2004, September 30, 2004 and December
31, 2004, and were to vest as to an additional 218,750 shares of Common Stock on each of March 31, 2005, June 30, 2005 and September 30, 2005. The 2004 Options
vested immediately upon their grant.

         Effective as of January 28, 2005, pursuant to a Settlement Agreement between the Issuer and Mr. Ofir (the "Settlement Agreement"), the Ofir Shares
were sold to Eliyahu Kissos, the Issuer's newly appointed President and director, for an aggregate purchase price of $170,000 (the "Purchase Price").
The Purchase Price was negotiated as part of the overall settlement, and, therefore, does not necessarily represent the market value of the Ofir Shares on the date of the transaction.

         In addition, (a) the 2003 Options were terminated; (b) the 2004 Options were terminated; (c) options to purchases 1,093,750 shares of the Issuer's
Common Stock at an exercise price of $0.01 per share, were granted by the Issuer to Mr. Ofir (which amount was identical to the number of 2003 Options that had vested as of the effective date of the Settlement Agreement); and (b) options to purchase 90,000 shares of the Issuer's Common Stock at an exercise price of
$0.001 per share, were granted by the Issuer to the Reporting Person (which amount was identical to the number of 2004 Options that had vested as of the effective date of the Settlement Agreement). All of the Stock Options described in (c) and (d) hereof vested immediately upon their grant.

         Pursuant to the Settlement Agreement, simultaneously with the sale of the Ofir Shares, termination of the 2003 Options and 2004 Options, and issuance of additional options to purchase shares of the Issuer's Common Stock described above, (a) Mr. Ofir resigned as the Chief Executive Officer and a director of the Issuer, and certain of its subsidiaries, and (b) Mrs. Ofir resigned as the
Secretary of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the Issuer's issuance of the Ofir Shares, 2003 Options and 2004 Options, to the Reporting Persons, was to consummate the Merger described in Item 3 above.

         The subsequent (a) sale of the Ofir Shares, (b) termination of the 2003
Options and 2004 Options, and (c) issuance of additional options to purchase shares of Common Stock of the Issuer (as further described in Item 3 above), were effectuated pursuant to the Settlement Agreement (defined in Item 3 above, and annexed hereto as an exhibit).

         The Reporting Persons do not have any plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the
Issuer, or the disposition of securities of the Issuer other than as herein disclosed;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment
Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The only interest in the securities of the Issuer which the Reporting
Persons hold are the interests which have been described above in Items 3 and 4.

         As of the date hereof, the Issuer has 12,392,896 shares of Common Stock issued and outstanding.

         Assuming the exercise in full of the aggregate number of stock options of the Issuer held by Mr. Ofir, as of the date hereof Mr. Ofir has: (i) sole voting power and sole dispositive power over 1,183,750 shares of Common Stock of the Issuer, and (ii) shared voting power and dispositive power over no shares of
Common Stock of the Issuer. As a result, Mr. Ofir controls approximately 8.7% of the Issuer's outstanding Common Stock.

         As of the date hereof, Mrs. Ofir neither (i) has sole voting power or sole dispositive power over any shares of Common Stock of the Issuer, nor (ii)
has shared voting power and dispositive power over any shares of Common Stock of the Issuer. As a result, Mrs. Ofir controls none of the Issuer's outstanding
Common Stock.

         As of the date hereof, Ofir Holding neither (i) has sole voting power or sole dispositive power over any shares of Common Stock of the Issuer, nor
(ii) has shared voting power and dispositive power over any shares of Common
Stock of the Issuer. As a result, Ofir Holding controls none of the Issuer's outstanding Common Stock.

         Assuming the vesting and exercise in full of the aggregate number of stock options of the Issuer held by the Reporting Persons, the Reporting Persons control an aggregate of approximately 8.7% of the Company's outstanding Common
Stock.

         As a result of the transactions reported in this Statement, Mrs. Ofir and Ofir Holding are no longer subject to the reporting requirements of Rule
13d-1(a) of the Act.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit #         Description
         ---------         -----------

            99.1           Settlement Agreement between Mr. Amiram Ofir and the
                           Issuer, dated as of January 28, 2005

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   /s/ Amiram Ofir
                                   ---------------------------------------------
                                   Amiram Ofir

                                   /s/ Hannah Ofir
                                   ---------------------------------------------
                                   Hannah Ofir

                                   OFIR HOLDING LIMITED

                                   By: /s/ Amiram Ofir
                                      ------------------------------------------
                                            Amiram Ofir
                                            President

Dated: February 14, 2005